EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Maiden Resource Estimates for Mahab 4 and Maqail South VMS Deposits

Gentor Resources & Al Fairuz Mining have defined their first two near-surface copper volcanogenic massive sulphide (VMS) resources in Oman.  Regional exploration continues to identify further deposits, with the aim of reaching critical resource mass that will justify proceeding towards mine development.  Feasibility study metallurgical work has commenced on the defined resources.

Mahab 4
Indicated Mineral Resource:
●	0.916 million tonnes @ 2.8% Cu, 0.54% Zn, 0.18g/t Au and 8.5g/t Ag
Inferred Mineral Resource:
0.590 million tonnes @ 0.9% Cu, 0.14% Zn, 0.05g/t Au and 2.5g/t Ag

The above mineral resources include the following high grade massive sulphide resources: (Zone 2)
Indicated - 0.400 million tonnes @ 5.0% Cu, 0.96% Zn, 0.35g/t Au and 16.7g/t Ag
Inferred – 0.045 million tonnes @ 3.9% Cu, 1.09% Zn, 0.46g/t Au and 20.4g/t Ag

Maqail South
Inferred Resources:
●	0.160 million tonnes @ 3.8% Cu, 0.02% Zn, 0.14g/t Au and 2.4g/t Ag

Further drilling is planned in order to upgrade and expand these resources.

Toronto, Canada – June 29, 2012 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT” & OTCQB – “GNTOF”) and its Omani partner Al Fairuz Mining Company LLC are pleased to announce a maiden National Instrument 43-101 mineral resource estimate for their Cu-Au-Zn Cyprus type deposits in Oman.  The estimates at Mahab 4 are based on 50 drill holes totalling 6,169 metres of diamond core on 25 metre x 50 metre sections (with some 25 metre line in-fill lines), and at Maqail South on 30 drill holes totalling 2,668 metres of diamond core, completed to the end of April 2012.

Gentor’s President and CEO Dr. Peter Ruxton commented: “We are delighted to announce these independent maiden resource estimates for the Company’s first two Cyprus-type VMS discoveries in Oman.  Most pleasing are the near-surface high grade portions of the deposits, which bode well for a possible future low cost, open cut mining option for these rich copper sulphide resources.  Whilst feasibility standard metallurgical test work and studies have been initiated on these two individual deposits themselves, Gentor remains committed to a regional exploration programme designed to find sufficient VMS resources for the Company to consider an early development option.”

RESOURCE ESTIMATES

Summary
Gentor is exploring the Semail Ophiolite Complex in northern Oman for Cyprus-type VMS deposits in a highly prospective geological environment, where clusters of small high-grade VMS deposits have been shown to be economically extractable.  The following maiden resource estimation is based on Gentor’s discovery of two VMS deposits in 2010/2011 - exploration continues in the surrounding area for further mineralisation following this “cluster hypothesis”.

The discoveries of the Mahab 4 and Maqail South deposits represent a major step on the growth path towards accumulating sufficient resource to warrant an early development decision.  However, significant further exploration discoveries or resource acquisitions will be required before full development studies can be launched.

The maiden mineral resource estimates for Mahab 4 and Maqail South were prepared by independent consultants H&S Consultants Pty Ltd (“H&SC”) and are set out in the following tables (the effective date of these estimates is June 29th, 2012):

Table 1: Summary of all estimated Sulphide Resources at 0.30 % Copper cut-off

By Resource Category
Deposit	Category	Tonnage (kt)	Cu	Au	Ag	Pb	Zn
			(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Indicated	916	2.8	0.2	8.5	0.080	0.54
Mahab 4	Inferred	590	0.9	0.1	2.5	0.012	0.14
Maqail South	Inferred	160	3.8	0.1	2.4	0.002	0.02
Total Indicated		916	2.8	0.2	8.5	0.080	0.54
Total Inferred		750	1.5	0.1	2.5	0.010	0.12

Table 2: Summary of all estimated Sulphide Resources at 0.30 % copper cut-off

By Zone & Resource Category
Deposit	Category	Zone	Tonnage	Cu	Au	Ag	Pb	Zn
			(kt)	(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Indicated	Zone 2	400	5.0	0.4	16.7	0.141	0.96
Mahab 4	Inferred	Zone 2	45	3.9	0.5	20.4	0.121	1.09
Mahab 4	Indicated	Zone 3	516	1.0	0.0	2.2	0.032	0.21
Mahab 4	Inferred	Zone 3	545	0.6	0.0	1.0	0.003	0.06
Maqail South	Inferred	Zone 2	121	4.8	0.2	2.8	0.002	0.02
Maqail South	Inferred	Zone 3	39	0.5	0.0	1.2	0.001	0.02

An independent National Instrument 43-101 (“NI 43-101”) technical report relating to the above maiden mineral resource estimates prepared by H&SC will be filed on SEDAR and EDGAR within the period required by NI 43-101.

Methodology

Prior to the resource estimation H&SC inspected the property, witnessed drilling activities, visited the site office in Sohar, talked with staff and observed and commented on sampling, QA/QC, geological logging, geotechnical data acquisition, density measurements and general data handling protocols.  Data validation was carried out including checking drill core against logs and checking drill hole collar locations.

Figure 1: Mahab 4 Plan – drill density & grade distribution

The wireframes used for estimation were constructed by H&SC and based on cross-sectional interpretations of the geology provided by Gentor.  These interpretations are consistent with the available data and are considered to be a reasonable and realistic representation of the mineralisation.  Three broad resource areas were categorised: Zone 1 for oxides, Zone 2 representing the seafloor massive sulphide, and Zone 3 for the lower-grade sub-seafloor semi-massive sulphide and quartz vein stringer material. An oxide zone (Zone 1) is present at Mahab 4 but absent at Maqail South.

Figure 2:  Mahab 4 block model - Oblique view looking towards the northwest of the reported resource highlighting copper distribution

Three dimensional block models were generated with blocks 5x10x5m (east, north and RL respectively) for Mahab 4 and blocks 10x5x10m (east, north, RL respectively) for Maqail South.  A hard boundary was used for grade estimations within the wire-framed mineralised Zones 1 (oxide), 2 (massive sulphide) and 3 (stringer zone).  Three search passes were used to populate blocks.

The Mahab 4 resource estimates are limited to a depth of around 200 metres below surface. The Maqail South resource estimates are limited by interpreted mineralisation to a depth of around 80 metres below the surface.

H&SC has assessed the elements required to categorise the estimates and has assigned the estimated resources at Mahab 4 to the Inferred and Indicated Resource categories and the resources at Maqail South to the Inferred Resource category in accordance with NI 43-101 guidelines.

H&SC considers there to be reasonable potential for expanding existing resources along strike to the south of Mahab 4 but resources are unlikely to be significantly expanded down dip due to decreasing grades.

Deposit Geology
Mahab 4 Deposit
The Mahab 4 deposit model represents a shallowly north-easterly dipping and north plunging VMS mineralised body consisting of massive sulphide (Zone 2) overlying feeder zone of semi-massive sulphide and mineralised stringer veinlets (Zone 3), and hosted by the Geotimes Unit pillow lavas.  This package is truncated on the east and west by roughly north-south trending faults that have dismembered the deposit but may have also controlled its formation.  All zones have been cut by late stage basalt and tonalite dykes.  The massive sulphide has been completely oxidised within 20 metres of the surface forming a narrow gossan extending over 150 metres at the southern end of the north plunging upright system.  The mineralisation is interpreted to be truncated to the south by an undefined fault where the gossan is covered by modern wadi sediments.

Part of the massive sulphides exhibit moderate supergene enrichment immediately underlying the gossan in the southern part of the deposit.  Supergene mineralisation is marked by the development of chalcocite and exhibits elevated copper, gold and lead grades but lower zinc concentrations.  The supergene enriched zone grades into primary mineralisation and was therefore not treated separately in the resource estimation.

Maqail South Deposit
Geological Interpretation and Wireframe
At Maqail South drilling has confirmed a shallow dipping copper-rich massive sulphide wedge overlying a proximal pyritic stringer zone that extends up-dip to the west for at least 100 metres and is exposed marginally.  Laterally the exhalative sulphides are almost entirely replaced by magnetite or have ferruginous umber in the main seafloor position with limited mostly pyritic sulphidic stockwork feeder zones beneath.  The deposit is not obviously controlled by significant faults.

The footwall consists of pillow lavas of the Geotimes unit that have been cut and mineralised by quartz and sulphide veinlets.  The degree of veining and mineralisation generally increases upwards, towards the seafloor massive sulphide to the degree that semi-massive and massive sulphide intervals are intercalated.  All zones have been cut by late stage basalt and tonalite dykes.

Figure 3: Maqail South block model - oblique view looking eastward showing Zone 2 (massive sulphide) and Zone 3 (stringer) material distribution

Figure 4: Maqail South cross section looking north east showing copper grade distribution

Qualified Person

Rupert Osborn, an employee of H&SC, is the “qualified person” (as such term is defined in NI 43-101) who is responsible for the mineral resource estimates and other technical information disclosed in this press release. Mr. Osborn has reviewed and approved the contents of this press release.

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by discovering and developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.  In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.  In Turkey at the Hacimeter Project, the Company is joint-ventured with the Besler Group.

Additional information with respect to the Company’s Omani properties is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated December 31, 2010 and entitled “National Instrument 43-101 Independent Technical Report on Block 5 and Block 6 Copper Project, Semail Ophiolite Belt, Sultanate of Oman held by Gentor Resources, Inc.” A copy of this report can be obtained from SEDAR at www.sedar.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company in this press release, such as "Inferred Mineral Resources" and "Indicated Mineral Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to closely consider all of the disclosures in the Company's  annual report on Form 20-F dated April 30, 2012 relating to the year ended December 31, 2011 and other reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, possible future production, drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources, changes in world copper or gold markets and equity markets, mineral recoveries being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), political developments in Oman or Turkey, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 30, 2012 relating to the year ended December 31, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Cautionary Note Concerning Mineral Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of minerals will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the mineral resource estimates included in this press release are well established, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: (416) 366 2221 or 1 (800) 714 7938.